

Mail Stop 3561

September 23, 2015

<u>Via E-mail</u>
Kerry Chung
Chief Executive Officer
HW Holdings, Inc.
506 S. Spring St. #13575
Los Angeles, CA 90013

Re: **HW Holdings, Inc.**
Form 10-K for the Year Ended December 31, 2014
Filed April 8, 2015
File No. 000-53976

Dear Mr. Chung:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining